Exhibit 99.1

Richmont Mines Intersects High-Grade, Wide Mineralization in the Down Plunge Extension of the Island Gold Deposit; Including 19.85 g/t gold over 8.4 metres

TSX - NYSE: RIC

TORONTO, July 27, 2017 /CNW Telbec/ - Richmont Mines Inc. (TSX: RIC) (NYSE: RIC) ("Richmont" or the "Corporation"), is pleased to provide an update on its strategic exploration drilling program currently underway at the cornerstone Island Gold Mine. Recent exploration drilling has intersected high-grade, wide mineralization in the down plunge extension of the main Island Gold deposit with Hole MH8-4 intersecting 19.85 g/t gold over 8.4 metres (true width).

"Our deep directional drilling further confirms the continuation of high-grade, wide zones located in the down plunge extension of the main deposit and we see significant potential to increase mineral resources at depth. Concurrently, we are very encouraged with the results reported from the eastern lateral extension of the main deposit where we anticipate adding near-mine resources that could be incorporated into the current mine plan," stated Renaud Adams, CEO. He continued, "As our ongoing drilling continues to demonstrate the resource potential of the Island Gold deposit, we remain confident that we will extend the mineralized resource blocks located outside the Expansion Case PEA area with quality high-grade ounces. Over the balance of the year we will continue to advance our disciplined drilling program with an overall focus on identifying the next million ounces of gold resources located outside the PEA."

2017 DRILLING PROGRAM – ISLAND GOLD MINE (Figure 1)

The 2017 exploration drilling program, currently underway, continues to build on the positive results achieved in 2016 and is primarily focused on expanding near-mine resources outside the Expansion Case Preliminary Economic Assessment ("PEA") area, both laterally and at depth.

Deep Directional Exploration Drilling Program Highlights (Figure 2)

The successful 2016 deep drilling program identified a new large inferred resource block of 760,000 tonnes at a grade of 9.53 g/t gold (containing approximately 230,000 ounces, assays capped at 70 g/t gold) in the down plunge extension, located between the 1,050 and the 1,300 metre levels. The main objective of the 2017 deep directional exploration drilling program is to prove the high-grade extension of the new resource block to a minimum vertical depth of 1,500 metres. Results to date include three significant intercepts (Table 1) (All results are reported with estimated true widths and assays capped at 70 g/t gold.):

•	Hole MH8-4 intersected 19.85 g/t gold over 8.4 metres in the eastern portion of the down plunge extension of the deposit. The intersection is located approximately 1,300 metres below surface and includes 71.76 g/t gold over 0.5 metres, 141.43 g/t gold over 0.59 metres and 318.28 g/t gold over 0.25 metres.
•	Hole MH2A-12 intersected 11.67 g/t gold over 9.42 metres, including 548.1 g/t gold over 0.24 metres.
•	Hole MH2A-13 intersected 8.86 g/t gold over 6.39 metres at a depth of 1,350 metres.

These three new high-grade, wide intercepts confirm that the interpreted down plunge extension of the main Island Gold deposit remains open to a minimum vertical depth of 1,350 metres. Mineralization in this area remains consistent with the main portion of the deposit.

Other highlights from the deep directional exploration drilling include (Table 1):

•	Hole MH1-11: 20.78 g/t gold over 1.28 metres (undefined zone)
•	Hole MH7: 17.85 g/t gold over 1.68 metres (undefined zone)

Deep directional drilling holes have been completed below the western limit of the Expansion Case PEA area and assays are pending.

Currently, there are three deep directional drills working in the area with a total of 14,059 metres of a planned 36,000 metre drill program have been drilled to date.

Eastern Lateral Infill and Exploration Drilling Program (Figure 3)

The 2016 drilling program successfully added two new inferred resource blocks in the eastern lateral extension, located approximately 300 metres east of the Expansion Case PEA area, between the 340 and the 750 metre levels. The largest inferred resource block contains approximately 290,000 tonnes at a grade of 10.35 g/t gold (approximately 95,000 ounces of gold, capped at 70 g/t gold).

Infill drilling is on-going in the upper part of the new resource block from the 340 metre level with encouraging results to date. The extension of the 620 metre level exploration drift is advancing as planned with infill drilling in the lower part of the block expected to begin shortly. Recent highlights from Eastern Lateral infill drilling include (Table 2) (All results are reported with estimated true widths and assays capped at 70 g/t gold.):

•	Hole 340-588-30: 14.15 g/t gold over 2.91 metres
•	Hole 340-588-40: 23.10 g/t gold over 2.40 metres
•	Hole 340-588-45: 14.71 g/t gold over 2.59 metres
•	Hole 340-588-50: 12.52 g/t gold over 3.00 metres
•	Hole 340-588-52: 16.16 g/t gold over 2.35 metres

Exploration drilling in the eastern lateral extension is focused in the area where hole GD-640-05 intersected 20.57 g/t of gold over a core length of 11.3 metres, at a vertical depth of approximately 1,000 metres. One directional drill rig has been redeployed to this area to follow-up on this intersection to better understand the geometry and true width of this new high-grade mineralization. Highlights of recent drilling include (Table 2):

•	Hole GD-640-05-3 intersected 13.81 g/t gold over 5.2 metres (core length) at the same elevation of GD-640-05, but located 40 metres to the east. Results to date indicate a potential flat, high-grade zone with quartz veins.
•	Hole GD-640-05-5 intersected a small high-grade zone of 58.34 g/t gold over 0.43 metres in the plane of the E1E Zone.

Another surface drill rig is currently working further to the east, approximately 1,500 metres from the second dike, to test the lateral extension of the main mineralized structure. To date, two small gold zones have been identified, including:

•	Hole GD-670-01: 4.17 g/t gold over 2.44 metres
•	Hole GD-690-01: 15.39 g/t gold over 0.89 metres

A total of 18,465 metres of a planned 37,000 metres of exploration and infill drilling has been completed to date with two surface drill rigs and one underground drill from the 340 metre level.

Expansion Case PEA Delineation Drilling Program (Figure 4)

For 2017, a total of 30,000 metres of delineation drilling is planned within the Expansion Case PEA area, primarily in the fourth mining horizon located between the 860 and 1,000 metre levels, with the objective of converting inferred resource blocks to reserves. Currently, two drill rigs are working in the area and a total of 8,515 metres has been completed to date. Recent highlights include (Table 3) (All results are reported with estimated true widths and assays capped at 225 g/t gold.):

•	Hole 860-511-03: 37.09 g/t gold over 4.98 metres
•	Hole 860-511-07: 51.02 g/t gold over 3.54 metres
•	Hole 860-517-07: 52.09 g/t gold over 4.99 metres
•	Hole 860-517-08: 45.20 g/t gold over 3.27 metres
•	Hole 740-465-40: 31.80 g/t gold over 1.92 metres

Exploration drilling is also underway within the Expansion Case PEA area with the objective of adding resources between the current resources blocks. Recent drilling highlights include:

•	Hole 740-465-25: 87.64 g/t gold over 4.90 metres (undefined zone)
•	Hole 740-465-29: 49.15 g/t gold over 4.19 metres (undefined zone)

Qualified Persons

The scientific and technical content and interpretations contained in this news release have been reviewed, verified and approved by Daniel Adam P.Geo., Ph.D., Richmont's Vice-President, Exploration, a Qualified Person as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101"). For additional information about prior drilling results, refer to the Corporation's technical report titled "Island Gold Mine Technical Report and Expansion Case Preliminary Economic Assessment, Dubreuilville, Ontario, Canada" dated July 13, 2017 with an effective date of May 29, 2017.

Quality Control

Assays for the diamond drilling programs were done at LabExpert in Rouyn-Noranda. The Corporation inserts at regular intervals quality control (QC) samples (blanks and reference materials) to monitor laboratory performance. Cross check assays are done on a regular basis in a second accredited laboratory.

About Richmont Mines Inc.
Richmont Mines currently produces gold from the Island Gold Mine in Ontario, and the Beaufor Mine in Quebec. The Corporation is also advancing development of the significant high-grade resource extension at depth of the Island Gold Mine in Ontario. With more than 35 years of experience in gold production, exploration and development, and prudent financial management, the Corporation is well-positioned to cost-effectively build its Canadian reserve base and to successfully enter its next phase of growth.

Forward-Looking Statements
This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may", "objective" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made. Except as may be required by law or regulation, the Corporation undertakes no obligation and disclaims any responsibility to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include, without limitation, changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations and the failure of our exploration drilling programs to identify significant new resources or targets or expand existing resources could also affect the results. Other risks may be set out in Richmont's Annual Information Form, Annual Reports and periodic reports. The forward-looking information contained herein is made as of the date of this news release.

Cautionary note to US investors concerning resource estimates
Information in this press release is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects with the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended ("Exchange Act"), as promulgated by the United States Securities and Exchange Commission (the "SEC"). The requirements of NI 43-101 adopted by the Canadian Securities Administrators differ significantly from the requirements of the SEC.

U.S. Investors are urged to consider the disclosure in our annual report on Form 40-F, File No. 001-14598, as filed with the SEC under the Exchange Act, which may be obtained from us (without cost) or from the SEC's web site: http://sec.gov/edgar.shtml.

Tables of Drill Results

TABLE 1 DEEP DRILLING PROGRAM - EXPLORATION AND INFILL
Hole Number	Length (metres)	From (metres)	To (metres)	True Width (metres)	Uncut Grade (g/t Au)	Cut Grade (g/t Au)	Zone	Vertical depth of intersection (metres)
MH1-11	1,574	1,265.20	1,267.57	1.25	4.33	4.33	H	1,146
MH1-11		1,329.10	1,331.50	1.28	20.88	20.78	X(1)	1,206
including		1,329.40	1,329.70	0.16	70.77	70.00
MH1-11		1,396.00	1,400.50	2.71	0.72	0.72	C	1,270
MH2A-11	1,577	1,413.65	1,416.60	2.12	0.09	0.09	E1E	1,283
MH2A-12	1,613	1,416.40	1,428.10	9.42	23.23	11.67	E1E	1,297
including		1,419.50	1,420.90	1.13	143.38	43.73
MH2A-12		1,456.90	1,458.80	1.53	93.04	17.55	X	1,330
including		1,457.50	1,457.80	0.24	548.10	70.00
MH2A-13	1,739	1,453.40	1,461.60	6.39	8.86	8.86	E1E	1,341
MH2A-13		1,608.40	1,622.70	11.25	2.65	2.65	X	1,492
MH5-4	1,625	1,139.61	1,140.32	0.43	9.65	9.65	X	1,005
MH5-4		1,424.24	1,427.82	2.53	0.87	0.87	C	1,263
MH5-4		1,491.17	1,491.83	0.47	109.22	42.75	X	1,322
including		1,491.50	1,491.83	0.24	202.94	70.00
MH-7	1,883	1,291.60	1,293.70	1.68	17.85	17.85	X	1,082
including		1,293.10	1,293.40	0.24	68.57	68.57
MH-7		1,476.00	1,480.00	3.53	2.35	2.35	C	1,228
MH8-1C	1,583	1,407.70	1,412.00	3.01	0.62	0.62	E1E	1,252
MH8-2	1,658	1,416.90	1,423.90	6.42	0.99	0.99	E1E	1,281
MH8-3B	1,646	1,386.00	1,390.20	2.67	1.42	1.42	E1E	1,214
MH8-4	1,658	1,441.80	1,451.80	8.40	32.41	19.85	E1E	1,303
including		1,443.70	1,444.30	0.50	71.76	70.00
including		1,446.50	1,447.20	0.59	141.43	70.00
including		1,448.85	1,449.15	0.25	318.28	70.00
High-grade capping values:
Lower Island C Zone (225 g/t Au), B Zone (60 g/t Au)
Lower X2-E1E Zone. East Lateral E1E Zone and X Zone (70 g/t Au)
(1) X Zone correspond to presently undefined mineralised zone

TABLE 2 EASTERN LATERAL INFILL AND EXPLORATION DRILLING
Hole Number	Length (metres)	From (metres)	To (metres)	True Width (metres)	Uncut Grade (g/t Au)	Cut Grade (g/t Au)	Zone	Vertical depth of intersection (metres)
340-586-10	111	82.60	86.23	3.42	8.62	8.62	E1E	301
including		83.00	83.50	0.47	46.18	46.18
340-586-11	120	93.00	96.13	2.71	12.63	12.63	E1E	322
including		93.40	93.90	0.43	63.60	63.60
340-586-12	135	101.80	105.00	2.58	17.10	12.55	E1E	336
including		102.80	103.30	0.40	99.12	70.00
340-586-14	192	144.60	148.90	2.53	10.90	9.98	E1E	392
including		146.10	146.50	0.24	79.95	70.00
340-588-27	120	93.60	96.40	2.72	8.76	8.76	E1E	300
340-588-30	186	139.00	143.40	2.91	26.76	14.15	E1E	376
including		143.00	143.40	0.26	208.80	70.00
340-588-31	207	153.70	158.00	2.27	48.01	12.02	E1E	394
including		156.90	157.50	0.32	327.95	70.00
340-588-38	207	157.00	161.50	2.30	6.25	6.25	E1E	397
340-588-39	222	173.80	178.40	2.07	8.38	8.38	E1E	414
340-588-40	246	194.00	199.80	2.40	98.85	23.10	E1E	435
including		194.40	196.60	0.80	257.09	57.38
340-588-44	168	125.30	129.50	2.80	8.05	8.05	E1E	356
340-588-45	189	140.50	144.70	2.59	18.83	14.71	E1E	374
including		140.50	140.90	0.25	113.25	70.00
340-588-46	210	156.00	160.40	2.46	30.05	7.24	E1E	394
including		156.70	157.00	0.17	404.54	70.00
340-588-47	231	176.40	181.40	2.18	16.79	16.08	E1E	415
including		179.90	180.20	0.13	81.77	70.00
340-588-50	126	110.70	114.80	3.00	13.58	12.52	E1E	321
including		111.20	111.90	0.51	71.02	64.80
340-588-52	207	164.40	170.30	2.35	16.16	16.16	E1E	397
GD-640-05-2	1,332	1,090.00	1,095.00	3.17	1.91	1.91	E1E	1,039
GD-640-05-3	1,537	1,061.30	1,065.80	2.21	4.62	4.62	E1E	990
GD-640-05-3		1,086.10	1,091.30	5.20 c.l.	13.81	13.81	X	1,012
including		1,086.10	1,087.50	1.40 c.l.	35.26	35.26
GD-640-05-3		1,119.15	1,120.70	0.77	69.41	29.47	X	1,039
including		1,119.60	1,120.20	0.30	173.18	70.00
GD-640-05-3		1,246.15	1,248.30	1.08	6.49	6.49	X	1,151
GD-640-05-4	1,484	1,036.35	1,042.85	3.52	0.22	0.22	E1E	972
GD-640-05-5	1,547	1,121.15	1,121.95	0.43	216.04	58.34	E1E	1,062
including		1,121.15	1,121.65	0.27	322.32	70.00
GD-670-01	1,052	744.77	746.08	1.02	8.61	8.61	X	600
GD-670-01		761.95	763.57	1.34	5.10	5.10	X	614
GD-670-01		831.10	834.00	2.44	4.17	4.17	E1E?	670
GD-670-02	1,163	695.85	712.50	12.82	0.77	0.77	X	606
GD-670-03	973	781.20	782.20	0.87	1.48	1.48	X	588
GD-690-01	1,007	739.15	740.15	0.89	15.39	15.39	E1E?	530
GD-690-02	812	473.50	475.40	1.83	4.22	4.22	X	284

TABLE 3 INFILL DELINEATION IN PEA AREA (ONLY RESULTS ABOVE 6 G/T ARE PRESENTED)
Hole Number	Length (metres)	From (metres)	To (metres)	True Width (metres)	Uncut Grade (g/t Au)	Cut Grade (g/t Au)	Zone	Vertical depth of intersection (metres)
740-465-25	231	188.60	194.20	4.90	261.46	39.96	X	656
including		189.00	193.10	3.59	356.78	54.24
740-465-29	261	107.00	109.50	2.41	17.49	17.49	D	716
740-465-29		168.00	171.40	3.16	11.72	11.72	X	694
740-465-29		204.60	209.10	4.19	126.54	21.59	X	681
including		204.60	205.40	0.74	660.31	70.00
740-465-31	201	145.00	150.00	4.62	6.71	6.71	C	799
740-465-32	222	173.40	176.00	2.27	6.66	6.66	B	836
740-465-39	399	244.90	258.50	2.78	6.84	6.84	C	957
including		249.10	249.80	0.14	100.18	100.18
740-465-40	402	314.10	322.90	1.92	51.76	31.80	C	1,017
including		321.20	322.20	0.22	400.63	225.00
785-487-08	186	129.80	133.10	2.15	7.28	7.28	C	849
785-487-20	114	78.00	81.30	3.18	41.47	29.51	D1	746
including		79.50	81.30	1.73	73.79	51.85
785-487-21	111	76.50	81.60	4.81	7.33	7.33	D1	743
800-494-02	196	153.37	159.00	3.02	14.84	14.84	C	918
including		153.37	153.90	0.28	144.58	144.58
800-498-03	249	129.00	136.20	2.91	7.30	7.30	D1	910
820-519-01	165	132.80	135.11	2.16	99.55	10.80	X	797
including		134.17	134.48	0.29	731.32	225.00
820-520-04	174	156.80	171.00	6.62	45.70	22.58	C	860
including		157.43	158.63	0.56	498.59	225.00
820-520-10	198	169.60	179.40	6.63	31.83	27.50	C	876
including		169.90	171.90	1.35	127.38	106.17
820-520-11	195	155.00	162.30	5.34	24.50	24.50	C	860
including		155.00	155.60	0.44	214.97	214.97
820-520-12	252	207.60	213.00	4.40	6.97	6.97	C	925
820-520-12	252	216.70	221.00	3.50	7.39	7.39	X	930
840-504-01	180	154.20	157.40	2.64	12.46	12.46	X	871
840-504-08	186	114.00	123.00	6.31	15.76	11.00	C	868
including		117.60	117.90	0.21	367.92	225.00
840-504-08		135.00	138.80	2.86	95.39	10.33	B	873
including		136.40	137.00	0.45	598.72	60.00
840-504-08		160.70	167.70	5.61	15.44	12.51	G1	882
including		165.90	167.70	1.44	50.55	39.18
840-504-09	210	172.40	175.32	2.43	11.03	9.68	G	918
840-504-10	250	235.40	241.00	3.01	19.80	6.77	G	1,005
including		235.80	236.20	0.21	222.38	40.00
840-513-01	102	81.00	88.20	5.49	34.58	34.58	C	854
including		82.10	82.52	0.32	163.92	163.92
including		83.48	83.80	0.24	132.86	132.86
860-509-01	132	73.90	77.00	2.55	43.76	26.24	C	867
including		75.90	76.20	0.25	406.05	225.00
860-509-01		97.90	101.10	3.11	11.94	6.46	B	867
including		98.20	98.50	0.29	118.46	60.00
860-509-02	135	89.50	95.50	4.08	13.59	13.59	C	889
including		94.80	95.20	0.27	116.26	116.26
860-509-04	138	59.85	64.70	4.73	65.07	52.29	C	845
including		60.55	61.00	0.44	187.78	187.78
including		61.70	62.00	0.29	431.69	225.00
860-509-05	106	56.80	66.40	9.29	22.36	19.77	C	856
including		57.55	58.25	0.68	260.44	225.00
860-509-05	106	102.70	106.00	3.19	24.61	21.45	G	852
860-509-06	135	78.00	83.00	3.31	13.50	13.50	C	876
including		81.80	82.10	0.20	175.82	175.82
860-509-07	135	96.50	102.75	4.84	7.00	7.00	C	897
860-509-13	171	137.65	141.00	2.66	30.27	7.13	G	938
including		138.88	139.35	0.37	204.93	40.00
860-511-01	120	85.00	87.75	2.27	7.36	7.36	B	890
860-511-02	78	49.83	54.00	3.75	55.50	40.64	C	857
including		50.27	50.75	0.43	354.14	225.00
860-511-02		69.74	73.00	3.03	13.31	10.68	B	854
860-511-03	114	64.14	71.24	4.98	37.76	37.09	C	880
including		68.12	68.66	0.38	233.72	225.00
860-511-05	75	44.00	49.00	4.88	68.26	57.04	C	845
including		45.90	47.25	1.32	116.36	116.36
including		47.80	48.10	0.29	412.01	225.00
860-511-05		66.00	69.00	2.99	34.55	24.87	B	837
860-511-06	99	47.80	57.00	8.37	63.73	39.96	C	858
including		47.80	49.00	1.09	407.24	225.00
including		53.90	54.20	0.27	128.12	128.12
860-511-06		71.00	74.00	2.95	37.24	6.31	B	856
including		72.70	73.00	0.30	369.36	60.00
860-511-07	111	61.70	66.50	3.54	99.05	51.02	C	878
including		62.03	62.40	0.27	206.16	206.16
including		63.93	64.57	0.47	585.26	225.00
860-517-01		80.20	85.00	4.01	21.75	21.75	C	849
860-517-03	108	85.90	97.30	6.80	48.52	28.50	C	861
including		85.90	86.90	0.60	453.23	225.00
including		87.90	88.20	0.18	213.94	213.94
860-517-04	126	102.50	108.00	4.65	11.06	11.06	C	886
860-517-05	120	79.90	87.00	5.82	59.28	21.47	C	857
including		80.50	81.00	0.41	761.97	225.00
860-517-06	126	95.20	102.50	5.21	31.39	27.00	C	883
including		95.80	96.10	0.21	331.89	225.00
including		99.10	99.40	0.21	224.23	224.23
860-517-07	153	107.60	115.50	4.99	88.16	52.09	C	898
including		107.60	108.40	0.51	546.83	225.00
including		110.40	110.70	0.19	316.57	225.00
including		112.40	112.70	0.19	120.58	120.58
860-517-08	159	88.90	92.90	3.27	45.20	45.20	C	873
including		89.00	89.70	0.57	117.74	117.74
including		90.00	90.35	0.29	147.22	147.22

SOURCE Richmont Mines

View original content: http://www.newswire.ca/en/releases/archive/July2017/27/c5219.html

%CIK: 0001023996

For further information: Renaud Adams, President and CEO, Phone: 416 368-0291 ext. 101; Anne Day, Senior Vice-President, Investor Relations, Phone: 416 368-0291 ext. 105

CO: Richmont Mines

CNW 06:30e 27-JUL-17